Hanwha SolarOne Announces Industry-leading Workmanship Warranty and Improved Warranty for Power Generation

SHANGHAI, China (January 4, 2012)–Hanwha SolarOne Co., Ltd. (Hanwha SolarOne), a leading global manufacturer of silicon ingots, wafers and photovoltaic (“PV”) cells and modules, announced today that it will extend its materials and workmanship warranty from two to five years to 12 years for modules manufactured in China. Hanwha SolarOne believes that it offers the longest warranty protection in the entire global solar industry. Hanwha SolarOne will also replace its existing warranty for power generation capacity with an improved 25-year linear warranty.

“Hanwha SolarOne is pleased to offer warranties that reflect the exceptional quality and reliability of our PV modules,” said Ki-Joon Hong, chief executive officer of Hanwha SolarOne. “We believe that the solar industry has a very bright future ahead of it, and we are committed to being a trusted long-term partner of our customers — providing them with quality products and exceptional service every step of the way.”

Hanwha SolarOne plans to apply the improved warranties to its modules sold after January 1, 2012.

Under the new 25-year linear warranty, Hanwha SolarOne guarantees no less than 97% of the nominal power generation capacity for its typical poly PV modules and 96% of the nominal power generation capacity for its typical mono PV modules in the first year, and an annual output degradation of no more than 0.7% for both poly and mono PV modules thereafter. By the end of the 25th year, the actual power output shall be no less than 82% of the nominal power generation capacity.

Safe Harbor Statement

This press release contains forward-looking statements.  These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions.  Hanwha SolarOne disclaims any obligation to update or correct any forward-looking statements.

About Hanwha SolarOne

Hanwha SolarOne Co., Ltd. (NASDAQ: HSOL) is a vertically-integrated manufacturer of silicon ingots, wafers, PV cells and modules.  Hanwha SolarOne offers high-quality, reliable products and services at competitive prices.  Partnering with third-party distributors, OEM manufacturers, and system integrators, Hanwha SolarOne serves the utility, commercial, government, and residential markets.  The company maintains a strong presence worldwide, with employees located throughout Europe, North America and Asia, and embraces environmental responsibility and sustainability, with an active role in the voluntary photovoltaic recycling program.  Hanwha Group, Hanwha SolarOne’s strategic partner and largest shareholder, is active in solar project development and financing, and plans to produce polysilicon in the future.  For more information, please visit: http://www.hanwha-solarone.com.

For further information, please contact:

Investor Contact:
Paul Combs
V.P. of Investor Relations
Building 1, 18th Floor
1199 Minsheng Road, Shanghai, PRC 200135
P. R. China
Tel:  86-21-3852 1533 / Mobile:  86 138 1612 2768
E-mail: paul.combs@hanwha-solarone.com

Christensen

Kathy Li
Tel:  +1 480 614 3036
E-mail:  kli@ChristensenIR.com

Tip Fleming
Tel:  + 852 9212 0684
E-mail:  tfleming@ChristensenIR.com